Exhibit 99.1

Globant Announces Updates and New Appointments for its Global Management Team to boost Company into the future

The appointments correspond to Globant’s vision to scale up business by reinventing the industry.

San Francisco, CA, May 3, 2021 - Globant (NYSE: GLOB), a digitally-native technology services company, today announced updates and new appointments to its senior management, which are effective immediately. These decisions were made in line with Globant’s global growth strategy, and will serve to boost the Company’s offerings, its regional coverage and the synergies between delivery, performance, and operations, paying particular attention to talent. The key areas involved in these changes are:

Globant X and Globant Ventures

●	Guibert Englebienne, formerly Chief Technology Officer, becomes President of Globant X and Globant Ventures to help drive success with these initiatives, including Augmented Coding and Future of Organizations, among others. Guibert also will become President for Latin America, a role to provide strategic advice and propel Globant’s regional leadership.

Corporate Development

●	Martín Umaran, formerly Chief of Staff, becomes Chief Corporate Development Officer and will be responsible to incorporate other organizations into the Company as part of its global growth strategy. Martín has also been named President for EMEA. In this role, he will work side by side with our team in the region to achieve Globant’s growth plans.

Operations

●	Patricia Pomies, formerly Chief Delivery & People Officer, becomes Chief Operating Officer. She will work on turning strategy into actionable goals for growth, helping to implement organization-wide goal setting, performance management, and annual operating planning. Patricia will consolidate a comprehensive vision in which Delivery, People, Performance and Operations come together to ensure sustainable business growth.

Technology

●	Diego Tartara is being appointed Chief Technology Officer. He will oversee Studios and all Technology Offering, including Business Hacking, and Adaptive Organizations. Diego has been at the Company since 2008, when he joined as a leader for a development group. Since then, he has held several management positions, including Technical Director, Studio Partner and CTO for Globant Studios.

Regional Strategy

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Previously, Fernando Matzkin was appointed as Chief Business Officer for North America. Today, Nicolás Kaplun is being appointed Chief Business Officer for Latam and Federico Pienovi, is being appointed Chief Business Officer for EMEA to continue empowering the regions and lead Globant’s local strategy. Nicolas joined Globant in 2019 to lead the Latin American Region. Before that, he served as Managing Director in the Financial Services Division Hispanic South America at Accenture, leading Sales for the Hispanic South America Region. Federico has been part of Globant since 2009, and has had several managing roles since then, including Technical Director and VP of Technology. He also led Globant’s growth in the US East Coast for 5 years and has been Regional Managing Director for EMEA since 2018.

“It is our passion to reinvent our industry and build a unique company that fully embraces the future. As we scale up our business, we need to evolve and reinvent ourselves as well.” said Martín Migoya, CEO and co-founder at Globant “These new appointments reflect how we envision our business and how we plan to create our way forward. We have an amazing leadership team that will enable us to achieve our goals and go beyond.”

About Globant:

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

●	We have more than 16,250 employees and we are present in 18 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.
●	We were named a Worldwide Leader in CX Improvement Services by IDC MarketScape report.
●	We were also featured as a business case study at Harvard, MIT, and Stanford.
●	We are a member of the Cybersecurity Tech Accord.
●	For more information, visit www.globant.com

Contact:

pr@globant.com

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